Pebble Project Drill Program Achieves Million Foot Milestone

October 11, 2012, Vancouver, BC – Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") (TSX: NDM; NYSE MKT: NAK) reports that on September 20, 2012, the Pebble Limited Partnership (the "Pebble Partnership" or "PLP") surpassed one million feet of core drilled at the Pebble Project, one of the most important concentrations of copper, gold, molybdenum and silver in the world.

The million foot milestone exemplifies the scope and scale of the Pebble Partnership’s many comprehensive technical and scientific work programs designed to fully understand the mineral resource, geological endowment and natural environment at Pebble. Located on Alaska state land designated for mineral exploration and development, the US Geological Survey has listed the Pebble resource lands as the most extensive mineralized system in the world.

"Drilling to this footage is a milestone that very few projects achieve, and is indicative of the significance of the Pebble deposit and the extraordinary lengths to which Pebble is going to design a comprehensive mine plan at the highest level of confidence,” said Northern Dynasty President & CEO Ron Thiessen. “Reaching one million feet is just one example of the Pebble Partnership’s methodical and ongoing efforts to advance intensive geological, environmental and engineering studies, and our continued belief in Pebble’s potential to become one of America’s great metal producers of the 21st century. It is also a reflection of the Pebble deposit’s importance as a globally significant resource of copper, gold, molybdenum and other key metals utilized by modern society.”

Since 1988, some 1,075 core holes have been drilled at Pebble. The one millionth foot of core comes from a mineralized granodiorite at a depth of 1715 feet in drill hole DDH-12551, where detailed hydrogeological monitoring within the Pebble deposit is ongoing. Equivalent to 189 miles or 305 kilometers, the one million feet of core at Pebble includes drill programs led by Cominco (now Teck), Northern Dynasty and the Pebble Partnership, as tabulated on page 2. The core drilling programs have been carried out across the Pebble property, with over 800,000 feet focused on exploration and delineation of the Pebble deposit as well as the collection of environment and engineering data related to its potential development.

The first drill programs at Pebble were conducted by Cominco between 1988 and 1997. Drilling was undertaken by Northern Dynasty between 2002 and 2007; the 2005 discovery of Pebble East significantly increased the size and overall grade of the deposit, which ultimately expanded the known mineral resource from 1 billion to more than 10 billion tonnes.

The Pebble mineral resource constitutes one of the most significant metal accumulations in the world. The current resource contains an estimated 55 B lb copper, 67 M oz gold, 3.3 B lb molybdenum in 5.9 billion tonnes of measured and indicated resources, and an additional 26 B lb copper, 40 M oz gold and 2.3 B lb molybdenum in 4.8 billion tonnes of inferred resources1.

Drilling at Pebble has focused on four drilling categories to advance geological understanding and engineering design at Pebble, in order to create a mine plan that will at a minimum meet permitting requirements and environmental regulations, while providing significant benefits to the region, the state and the nation. These include:

  exploration/resource drilling – to define the tonnage, grade, composition and geometry of the deposit;

  geotechnical drilling – to obtain quantitative measurements of physical properties of rock;

  hydrogeological drilling – to collect comprehensive information on baseline groundwater conditions for environmental management purposes and project design; and

  metallurgical drilling – to design the mill processing flow sheet and determine the composition of rock for environmental management purposes.

PEBBLE CORE DRILLING SUMMARY
BY AREA
Area	# Holes	Feet	Metres
Pebble Deposit	652	809,427.9	246,714
Pebble District	423	193,471.2	58,970
TOTAL	1,075	1,002,899.1	305,684
BY PURPOSE
Purpose	# Holes	Feet	Metres
Exploration	641	844,470.8	257,395
Geotechnical	347	79,946.4	24,368
Metallurgical	61	60,835.0	18,543
Environmental*	26	17,646.9	5,379
TOTAL	1,075	1,002,899.1	305,684
BY OPERATOR
Operator	# Holes	Feet	Metres
Cominco	164	75,741.0	23,086
NDM	459	484,634.3	147,717
PLP	452	442,523.8	134,881
TOTAL	1,075	1,002,899.1	305,684
NOTES *218 additional environmental holes (18,406.35 ft) completed by rotary percussion method are not included in this total.

At the Pebble Project, drill core is transported by helicopter from the drill site to the village of Iliamna some 19 miles southeast at the end of each day, where samples are photographed, logged and sawn in half. Half of the core is stored in Iliamna, and the other half is bagged. Drilling and core processing activities at Pebble have employed 58 people from 12 local villages in the Bristol Bay region. These positions include drill helpers, geology assistants, core sawyers, core layers, core yard laborers, pilots and reclamation workers.

After core samples are bagged, they are transported by air charter from Iliamna to Anchorage, AK and then by air freight to Fairbanks, AK. There the entire sample is dried, weighed, further crushed and transported by air freight to Vancouver, BC for assay analysis.

The Pebble Partnership uses Quality Assurance and Quality Control (QA/QC) procedures to ensure results are accurate and precise. Technical teams have the expertise and experience to ensure that all assay results are correct, reproducible and understandable so that competent decisions can be made regarding mine design and mineral processing.

“The Pebble Partnership (and its predecessors) have advanced our understanding of the geological, environmental and social conditions surrounding Pebble over a period of many years and at significant expense in order to meet our commitment to develop a responsible mine at Pebble that will co-exist with clean water, healthy fish and wildlife and traditional ways of life,” Thiessen said. “The Pebble Partnership’s extensive drill program will continue to play a critical role in responsibly developing the Pebble Project.”

About the Pebble Project

The Pebble Project is an initiative of PLP to responsibly develop a globally significant copper, gold and molybdenum deposit in southwest Alaska into a modern, long-life mine. The project is located 200 miles southwest of Anchorage on state land designated for mineral exploration and development. It is situated approximately 1,000 feet above sea-level, 65 miles from tidewater on Cook Inlet and presents favourable conditions for successful mine site and infrastructure development.

The Pebble Project consists of the Pebble deposit, surrounding mineral claims and a stream of financing being provided by Northern Dynasty's project partner Anglo American US (Pebble) LLC. The Pebble Partnership was established in July 2007 as a 50:50 partnership between a wholly-owned affiliate of Northern Dynasty and a wholly-owned subsidiary of Anglo American plc. Both Northern Dynasty and Anglo American have equal ownership and direction of the Pebble Partnership.

Under the terms of the Pebble Limited Partnership Agreement, Anglo American is required to elect to commit $1.5 billion in staged investments in order to retain its 50% interest in the Pebble Project. Funds provided by Anglo American are currently being invested in comprehensive exploration, engineering, environmental and socioeconomic programs toward the future development of the Pebble Project.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada, which holds indirect interests in over 600 sq. miles of mineral claims in southwest Alaska, USA. Northern Dynasty's principal asset is a 50% interest in the Pebble Partnership, owner of the Pebble Project. The Pebble Project is an advanced-stage initiative to develop one of the world’s most important mineral resources.

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed the content of this release.

For further details on Northern Dynasty please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO
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1 Measured and Indicated resources grade 0.42% copper, 0.35 g/t gold and 250 ppm molybdenum; Inferred resources grade 0.24% copper, 0.26 g/t gold and 215 ppm molybdenum as of February 2010 at a 0.30% copper equivalent (CuEQ) cutoff, using metal prices of US$1.85/lb for copper, US$902/oz for gold and US$12.50/lb for molybdenum, and metallurgical recoveries of 85% for copper, 69.6% for gold, and 77.8% for molybdenum in the Pebble West area and 89.3% for copper, 76.8% for gold, 83.7% for molybdenum in the Pebble East area. For further information see February 1, 2010 news release.

Sole Responsibility

No regulatory authority accepts responsibility for the adequacy or accuracy of this release. Northern Dynasty is solely and entirely responsible for the contents of this news release. No other party, including any parties which have an interest in the project, are in any way responsible for the contents hereof.

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources

This news release uses the terms “measured resources”, "indicated resources" and "inferred resources". Northern Dynasty Minerals Ltd. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.